Exhibit (d)(7)

EXECUTION COPY

CONFIDENTIAL

May 24, 2011

CPK Merger Sub Inc.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Attention: Josh Cohen

$290.0 million Senior Secured Credit Facilities

Commitment Letter

Ladies and Gentlemen:

You (“Merger Sub”) have advised each of General Electric Capital Corporation (“GE Capital”), GE Capital Markets, Inc. (“GECM”) and Jefferies Finance LLC (“Jefferies” and, together with GE Capital and GECM, the “Commitment Parties,” “we” or “us”) that you intend to acquire (the “Acquisition”), directly or indirectly, all of the outstanding shares of capital stock of California Pizza Kitchen, Inc., a Delaware corporation (“CPK” or, immediately following the consummation of the Acquisition, the “Borrower,” and, together with its subsidiaries, the “Acquired Business”), through a merger transaction (the “Long-Form Merger”) or by means of the purchase of a majority of the shares of CPK pursuant to a cash tender offer, a subsequent issuance of additional shares by CPK to you (if necessary) and the subsequent consummation of a short-form merger (the “Short-Form Merger”, and together with the Long-Form Merger, each, a “Merger”). You have further advised us that, in connection with the Acquisition, you intend to obtain senior secured credit facilities in an amount of $290.0 million, which will be comprised of a $30.0 million first lien senior secured revolving credit facility (the “Revolving Credit Facility”) and a $260.0 million first lien senior secured term loan, as may be reduced by the Term Loan Reduction Amount, if any (the “Term Loan”), on the terms and conditions described in the Term Sheet (collectively, the “Credit Facilities”).

In connection with the Acquisition, each of GE Capital and Jefferies (in such capacities, collectively, the “Initial Lenders”) is pleased to advise you of its several, not joint, commitment to provide, directly or through an affiliate approved by you, 50% of the entire amount of the Term Loan (with any reduction of the Term Loan by the Term Loan Reduction amount leading to a pro rata reduction in the commitments of GE Capital and Jefferies) and 50% of the entire amount of the Revolving Credit Facility (which commitments, for the avoidance of doubt, will together comprise 100% of the Term Loan and 100% of the Revolving Credit Facility), all upon and subject to the terms and conditions set forth herein, in the Summary of Terms attached hereto as Exhibit A and incorporated herein by reference (the “Term Sheet” and together with this letter, this “Commitment Letter”) and in the Fee Letter (as defined below). GECM and Jefferies (in such capacities the “Lead Arrangers”) are pleased to agree to act as joint lead arrangers for the Credit Facilities and joint book-running managers for the Credit Facilities, GE Capital is pleased to agree to act as the sole administrative agent and the sole collateral agent for the Credit Facilities, and Jefferies is pleased to act as the syndication agent for the Credit Facilities. In addition, it is understood and agreed that GE Capital and GECM will have “lead left” placement on all marketing materials relating to the Credit Facilities and will hold the responsibilities conventionally understood to be associated with such name placement. Capitalized terms used in the text of this Commitment Letter without definition have the meanings assigned to such terms in the Term Sheet.

Syndication.

The Initial Lenders intend and reserve the right, after the Closing Date, to syndicate all or a portion of their loans and commitments under the Credit Facilities Documentation (as defined below), as the case may be, to one or more banks, financial institutions or other institutional lenders pursuant to a syndication to be managed by the Lead Arrangers in consultation with you (the Initial Lenders and such financial institutions becoming parties to such Credit Facilities Documentation, collectively referred to as the “Lenders”); provided, however, that you agree that we may, after consultation with you, beginning after the date of this Commitment Letter, conduct a limited non-retail syndication of the Credit Facilities to up to 10 investors identified in advance and reasonably acceptable to you and that have executed customary confidentiality agreements (such limited, non-retail syndication, the “Limited Syndication”). It is understood and agreed that we may not conduct a “Retail Syndication” (as defined in the Fee Letter) until the earlier to occur of (x) the occurrence of the Closing Date and (y) the date on which Sponsor consents to the commencement of a Retail Syndication. We further agree not to syndicate our commitments to (i) any of the Acquired Business’ competitors (including any such entities’ subsidiaries) as reasonably determined by you and agreed by us prior to the date of the Commitment Letter (“Disqualified Competitors”) and (ii) any persons or institutions separately identified in writing by the Borrower to the Lead Arrangers prior to the date of the Commitment Letter and agreed by us (collectively with the Disqualified Competitors, “Disqualified Persons”). The syndication of all or a portion of the Initial Lenders’ loans and commitments under the Credit Facilities is hereinafter referred to as the “Primary Syndication.” Any assignments of the Initial Lenders’ loans and commitments under the Credit Facilities entered into prior to the earlier to occur of (x) the 90th day after the Closing Date and (y) the achievement of a Successful Syndication (as defined in the Fee Letter) shall not be subject to the consent (except for consents to assignments to Disqualified Persons), minimum amounts and fee provisions set forth in the assignment provisions of either this Commitment Letter or the Credit Facilities Documentation. Notwithstanding anything to the contrary contained herein, (a) the syndication of the Credit Facilities shall not be a condition precedent to the closing of the Credit Facilities and the making of the initial loans and other extensions of credit thereunder and (b) any syndication or receipt of commitments in respect of the Limited Syndication will not relieve the Initial Lenders of their commitments hereunder on or prior to the Closing Date (including their obligations to fund the Credit Facilities on the Closing Date).

The Lead Arrangers will commence the Primary Syndication promptly after the Closing Date. It is understood and agreed that the Lead Arrangers will, in consultation with you, manage and control all aspects of the Primary Syndication, including selection of prospective Lenders, determination of when after the Closing Date the Lead Arrangers will approach prospective Lenders and the time of acceptance of Lenders’ commitments, any naming rights, titles or roles to be awarded to Lenders, and the final allocations of the commitments among Lenders. It is further understood and agreed that (i) no additional agents, arrangers or book-running managers shall be appointed, or other titles, names or roles conferred to any Lender or any other person or entity, by you in respect of the Credit Facilities, (ii) the amount and distribution of fees among the Lenders will be at the Lead Arrangers’ discretion and (iii) no Lender will be offered by, or receive from, you compensation of any kind for its participation in the Credit Facilities, except as expressly provided for in this Commitment Letter or the Fee Letter or with the prior written consent of the Lead Arrangers.

You agree to actively assist and cooperate (and use your commercially reasonable efforts to cause the Acquired Business, each of its affiliates and all other necessary persons to assist and cooperate) with the Lead Arrangers in connection with the Primary Syndication (and, to the extent expressly set forth in the next sentence, in connection with the Limited Syndication). Such assistance shall include, without limitation, both prior to and after the Closing Date (except where otherwise specified) (a) promptly preparing and providing to the Lead Arrangers all information with respect to Borrower and the Acquired

Business and their respective subsidiaries, the Acquisition and the other transactions contemplated hereby, including financial information and projections (the “Projections”), and copies of due diligence, accounting or similar reports or memoranda prepared at your direction or the direction of Sponsor by legal, accounting, tax, environmental or other advisors in connection with the Acquisition (in each case subject to non-disclosure and non-reliance letters reasonably acceptable to the Lead Arrangers), in each case, as the Lead Arrangers may reasonably request in connection with the Primary Syndication, (b) participating and causing the Acquired Business to participate in a reasonable number of meetings with prospective Lenders after the Closing Date and with rating agencies prior to the Closing Date, (c) after the Closing Date, providing direct contact during the Primary Syndication between Borrower’s, Sponsor’s and the Acquired Business’ senior management, representatives and advisors, on the one hand, and prospective Lenders, on the other hand, (d) prior to the launch of the Primary Syndication, the obtaining of private corporate credit or corporate family ratings, respectively, and ratings for the Credit Facilities from each of Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) (it being understood, for the avoidance of doubt, that all such ratings will be private and issued on a confidential basis, and it being further understood that after the Closing Date, the Lead Arrangers may obtain public corporate credit or corporate family ratings and public ratings for the Credit Facilities), (e) using your commercially reasonable efforts to ensure that the Lead Arrangers’ syndication efforts benefit from Borrower’s, Sponsor’s and the Acquired Business’ existing financial and banking relationships and (f) in connection with the Limited Syndication and after the date of this Commitment Letter, participating in a reasonable number of meetings or teleconferences between those potential Lenders that may participate in the Limited Syndication and those of Sponsor’s senior management, representatives and advisors to be agreed.

At the request of the Lead Arrangers, you agree to assist (and use your commercially reasonable efforts to cause the Acquired Business to assist) in the preparation of confidential information memoranda, presentations and other Evaluation Material (as defined below) regarding the Borrower, the Acquired Business and their respective affiliates and the Credit Facilities to be used in connection with the Primary Syndication and to, in customary form, confirm (and to cause the Acquired Business to confirm), prior to such materials being made available to prospective Lenders, the completeness and accuracy of such materials. The Evaluation Material shall include a version of the confidential information memorandum, presentation and other information materials consisting exclusively of information that is either publicly available with respect to Borrower, the Acquired Business and their respective subsidiaries and parent companies, or that is not material with respect to Borrower, the Acquired Business and their respective securities for purposes of U.S. federal and state securities laws. You also hereby agree that following an opportunity to review the relevant Evaluation Material you will (a) identify in writing (and cause the Acquired Business to identify in writing) and (b) clearly and conspicuously mark such Evaluation Material that does not contain any such material non-public information referred to in the prior sentence as “PUBLIC.” You hereby agree that by identifying such Evaluation Material pursuant to clause (a) of the preceding sentence and marking Evaluation Material as “PUBLIC” pursuant to clause (b) of the preceding sentence and/or publicly filing any Evaluation Material with the Securities and Exchange Commission, then the Commitment Parties, Lenders and prospective Lenders shall be entitled to treat such Evaluation Material as not containing any material non-public information with respect to Borrower, the Acquired Business and their respective subsidiaries and parent companies for purposes of U.S. federal and state securities laws. You further acknowledge and agree that the following documents and materials shall be deemed to be PUBLIC, whether or not so marked, and do not contain any material non-public information: term sheets with respect to the Credit Facilities and the Acquisition, and administrative materials of a customary nature prepared by the Commitment Parties for prospective Lenders, such as a lender meeting invitation, bank allocation, if any, and funding and closing memorandum. Before distribution of any Evaluation Material, you agree (or agree to cause the Acquired Business) to execute and deliver to us a letter in which you authorize distribution of the Evaluation Material to prospective Lenders and their employees willing to receive material non-public information, and a separate letter in which you authorize distribution of Evaluation Material that does not contain material non-public information and represent that no material non-public information is contained therein.

Except with respect to the Second Lien Term Loans (as defined below), until the earlier of (a) a “Successful Syndication” (as defined in the Fee Letter) and (b) 90 calendar days after the Closing Date, Borrower shall not (and Borrower shall cause Borrower’s affiliates and shall use reasonable efforts to cause the Acquired Business and its affiliates not to), without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld), offer, issue, place, syndicate or arrange any funded debt or funded debt facilities (including any renewals, restatements, restructurings or refinancings of any existing funded debt or funded debt facilities), attempt or agree to do any of the foregoing, announce or authorize the announcement of any of the foregoing, or engage in discussion concerning any of the foregoing.

In light of the Sponsor’s significant investment in the Acquired Business, in addition to any cash equity contribution of the Sponsor required by Schedule I to the Term Sheet, Sponsor (itself or through one or more of its affiliates) shall have the right, on the Closing Date, to invest up to $75,000,000 of its investment in the form of second lien term loans (provided upon the terms described herein and in the Fee Letter, the “Second Lien Term Loans”) to the Borrower (and guaranteed by the Guarantors), such Second Lien Term Loans shall (i) have an interest rate of LIBOR (with a floor of 1.25%) plus 8.25% per annum, (ii) have “soft” call protection for the first three years after the Closing Date at 103%, 102%, 101% and (iii) subject to customary exceptions, be otherwise on substantially the same terms as the Credit Facilities subject to 10% cushions and setbacks. The Second Lien Term Loans, if any, shall be subject to a customary intercreditor agreement providing, among other things, for a 180 day standstill period, a customary par buyout right exercisable by the holders of Second Lien Term Loans, the automatic release of liens in connection with a release of liens under the Credit Facilities and a cap on first lien obligations of an amount not to exceed 115% of the aggregate principal amount of the Credit Facilities (including the amount of any incremental facility), such cap to be reduced by all prepayments of the Credit Facilities resulting in a permanent reduction of the Credit Facilities (other than permitted refinancings).

Information

You hereby represent and covenant that to your knowledge (a) all written information concerning the Borrower and the Acquired Business, other than the Projections, budgets, estimates and other forward looking information and information of a general economic or general industry nature (the “Information”) that has been or will be made available to the Commitment Parties and/or the Lenders by you, Sponsor, the Acquired Business or any of your or their respective affiliates or representatives is or will be, when furnished, complete and correct in all material respects (after giving effect to all supplements thereto) and does not or will not, when furnished, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto) and (b) the Projections that have been or will be made available to the Commitment Parties by you, Sponsor, the Acquired Business or any of your or their respective affiliates or representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material). You agree that if at any time on or prior to the earlier of (i) a Successful Syndication and (ii) the 90th day following the Closing Date, you learn that any of the representations in the preceding sentence would be incorrect if the Information or Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information or the Projections, as the case may be, so that such representations will be correct under those circumstances. You understand that in arranging and syndicating the Credit Facilities the Lead Arrangers may use and rely on the Information and Projections without independent verification thereof.

You hereby authorize and agree, on behalf of yourself, Sponsor, the Acquired Business and your and their respective affiliates, that the Information, the Projections and all other information provided by or on behalf of you, Sponsor, the Acquired Business and your and their respective affiliates to the Commitment Parties regarding Borrower, Sponsor, the Acquired Business and their respective affiliates, the Acquisition and the other transactions contemplated hereby in connection with the Credit Facilities (collectively, “Evaluation Material”) may be disseminated by or on behalf of the Commitment Parties, and made available, to prospective Lenders and other persons, who have agreed to be bound by customary confidentiality undertakings (including, “click-through” agreements), all in accordance with the Lead Arrangers’ standard loan syndication practices (whether transmitted electronically by means of a website, e-mail or otherwise, or made available orally or in writing, including at prospective Lender or other meetings). You hereby further authorize the Lead Arrangers to download copies of Borrower’s, Sponsor’s and the Acquired Business’ logos from their respective websites and post copies thereof on an Intralinks® or similar workspace and use such logos on any confidential information memoranda, presentations and other marketing and materials prepared in connection with the Primary Syndication, subject, in each case, to your review and approval (not to be unreasonably withheld or delayed).

Fee Letter.

As consideration for the Commitment Parties’ agreements hereunder you agree to pay (or to cause to be paid) to the Initial Lenders, the Lead Arrangers and such other specified parties, if any, the fees as set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith with respect to the Credit Facilities (the “Fee Letter”).

Conditions.

The commitment and agreements of the Initial Lenders hereunder, and the agreements of the Lead Arrangers to provide the services described herein, are subject only to the following conditions: (a) subject to the Funding Conditions Provision, the execution and delivery of definitive documentation for the Credit Facilities (the “Credit Facilities Documentation”) consistent with the Documentation Principles (as defined below) and (b) the conditions set forth on Schedule I of the Term Sheet (collectively, the “Closing Conditions”). The terms of this Commitment Letter are intended as an outline of the principal terms of the Credit Facilities Documentation but do not include all of the terms, that will be contained in the Credit Facilities Documentation; provided, for the avoidance of doubt, in all events, the Credit Facilities Documentation shall not contain (A) any representations or warranties other than those described under the caption “Representations and Warranties” as set forth in Exhibit A hereto, (B) any affirmative, negative or financial covenants other than those described under the captions “Affirmative Covenants”, “Negative Covenants”, and “Financial Covenants” as set forth in Exhibit A hereto, (C) any defaults or events of default other than those described under the caption “Events of Default” as set forth in Exhibit A hereto, and (D) any conditions precedent to the closing of the Credit Facilities and the making of the initial loans and other extensions of credit under the Credit Facilities other than the conditions set forth in clause (a) and (b) of this paragraph.

The Credit Facilities Documentation shall be consistent with the Term Sheet and will (A) take into account the terms set forth in the Commitment Letter and market conditions, and in any event will contain only those conditions to borrowing, representations, warranties, covenants and events of default expressly set forth in the Term Sheet, together with other customary loan document provisions and other terms and provisions in each case to be mutually agreed upon and (B) give due regard to (i) the operational requirements of the Acquired Business in light of its industry (to the extent relevant), size, business and business practices, (ii) the Projections and (iii) similar transactions for portfolio companies of similarly sized financial sponsors (collectively, the “Documentation Principles”).

Notwithstanding anything in this Commitment Letter to the contrary, (i) the only representations the accuracy of which will be a condition to the availability of the Credit Facilities on the Closing Date will be (A) the representations regarding the Acquired Business in the Acquisition Agreement, but only to the extent that you or your affiliates have the right to terminate your or your affiliates’ obligations under the Acquisition Agreement (or the right not to consummate the Acquisition pursuant to the Acquisition Agreement) as a result of a breach of such representations (the “Specified Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below), (ii) the terms of the Credit Facilities Documentation shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the Closing Conditions are satisfied or expressly waived and (iii) it is understood and agreed that, to the extent a perfected security interest in any collateral securing the Credit Facilities (the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement, the making of a federal intellectual property filing or delivery of possession of capital stock) is not able to be provided on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so, the providing of a perfected security interest in such collateral will not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date, but a perfected security interest in such Collateral will be required to be provided after the Closing Date pursuant to arrangements to be mutually agreed among the Borrower and the Lead Arrangers) (but in no event later than 90 days after the Closing Date as such date may be extended by the Agent in its sole discretion). For purposes hereof, “Specified Representations” mean the representations and warranties set forth in the Credit Facilities Documentation relating to organization, existence, power and authority; due authorization, execution, delivery, enforceability and non-contravention of the Credit Facilities Documentation with the loan parties’ governing documents, applicable law, or any order, judgment or decree of any court or other governmental authority binding on Borrower or any guarantor or their respective subsidiaries; solvency; Federal Reserve Bank margin regulations; the Investment Company Act; U.S. Patriot Act; and, subject to clause (iii) above, the perfection of the security interests granted in the collateral as of closing of the Credit Facilities and the first-lien priority of such security interests (subject in each case to certain customary exceptions to be set forth in the Credit Facilities Documentation and consistent with the Documentation Principles). The provisions of this paragraph are referred to as the “Funding Conditions Provision.”

Expenses.

By signing this Commitment Letter, in the event that the Closing Date occurs, you agree to pay upon demand (following invoice therefor) to the Commitment Parties all reasonable and documented fees and expenses (including, but not limited to, all reasonable costs and fees of “Counsel to Agent” identified in the Term Sheet and any other counsel approved by Sponsor or Borrower (such approval not to be unreasonably withheld or delayed), environmental consultants, appraisers, auditors and other consultants and advisors and due diligence reports) incurred by them in connection with this Commitment Letter, the Fee Letter, the Acquisition, the Credit Facilities and the transactions contemplated hereby (and the negotiation, documentation, closing and syndication thereof).

Confidentiality.

The Commitment Parties are delivering this Commitment Letter to you with the understanding that you will not disclose the contents of this Commitment Letter, the Fee Letter or the Commitment Parties’ involvement with or the Initial Lenders’ commitments to provide or the Lead Arrangers’ agreements to arrange the Credit Facilities to any third party (including, without limitation, any financial institution or intermediary) without the Initial Lenders’ prior written consent other than to (a) Sponsor and those individuals who are your and its respective directors, officers, employees, accountants, attorneys or advisors in connection with the Credit Facilities; (b) the Acquired Business and its directors, officers, employees, accountants, attorneys or advisors; provided that the Fee Letter may only be disclosed to such parties to the extent portions thereof have been redacted to delete economic provisions; and (c) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform the Initial Lenders promptly thereof), it being understood that this Commitment Letter may be attached to any proxy statement or other public filing relating to the Acquisition. You agree to inform all such persons who receive the Commitment Letter or the Fee Letter that the information contained therein is confidential and may not be used for any purpose other than in connection with the Acquisition and may not be disclosed to any other person. The Commitment Parties reserve the right to review and approve, in advance, such approval not to be unreasonably withheld or delayed, all materials, press releases, advertisements and disclosures that you prepare or that is prepared on your behalf that contain the Initial Lenders’ or any affiliate’s names or describe the Initial Lenders’ financing commitments or the Lead Arrangers’ roles and activities with respect to the Credit Facilities.

Indemnity.

Regardless of whether the Credit Facilities close, you agree to (a) indemnify, defend and hold each of the Commitment Parties, each Lender, and their respective affiliates and the principals, directors, officers, employees, representatives, agents and third party advisors of each of them (each, an “Indemnified Person”), harmless from and against all losses, disputes, claims, expenses (including, but not limited to, attorneys’ fees), damages, and liabilities of any kind (including, without limitation, any environmental liabilities) which may be incurred by, or asserted against, any such Indemnified Person in connection with, arising out of, or relating to, this Commitment Letter, the Fee Letter, the Credit Facilities, the use or the proposed use of the proceeds thereof, the Acquisition, any other transaction contemplated by this Commitment Letter, any other transaction related thereto and any claim, litigation, investigation or proceeding relating to any of the foregoing (each, a “Claim”, and collectively, the “Claims”), regardless of whether such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by Borrower, the Acquired Business or any of their respective affiliates), and (b) reimburse each Indemnified Person upon demand for all legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (each, an “Expense”); provided that no Indemnified Person shall be entitled to indemnity hereunder in respect of any Claim or Expense to the extent that the same is found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from (A) the gross negligence or willful misconduct of such Indemnified Person or of its officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons, (B) a material breach of any such Indemnified Person’s obligations or the obligations of each of its officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons under this Commitment Letter, the Fee Letter or the Credit Facilities or (C) any dispute among Indemnified Persons or their related parties other than (x) any claims against any Commitment Party in its capacity or in fulfilling its role as an administrative agent or arranger or any similar role under any of the Credit Facilities and (y) any claims arising out of any act or omission on the part of you or your affiliates. Under no circumstances shall the Commitment Parties or any of their respective affiliates be liable for any punitive, exemplary, consequential or indirect damages that may be alleged to result in connection with, arising out of, or relating to, any Claims, this Commitment Letter, the Fee Letter, the Credit Facilities, the use or the proposed use of the proceeds thereof, the Acquisition, any other transaction contemplated by this Commitment Letter and any other transaction related thereto. Furthermore, you hereby acknowledge and agree that the use of electronic transmission is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse. You agree to assume and accept such risks by hereby authorizing the transmission of electronic transmissions, and you agree that each of the Commitment Parties or any of their respective affiliates will not have any liability for any damages arising from the use of such electronic transmission systems (absent gross negligence or willful misconduct by the Commitment Parties).

Sharing Information; Absence of Fiduciary Relationship.

Subject to the Letter Agreement (as defined below) in the case of GE Capital and GECM, you acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties or any of their respective affiliates will furnish confidential information obtained from you, Sponsor, the Acquired Business and your and their respective officers, directors, employees, attorneys, accountants or other advisors by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you to other customers, it being understood that this sentence shall not derogate the rights of the Commitment Parties set forth under “Syndication” herein. You also acknowledge that none of the Commitment Parties or any of their respective affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or furnish to you, Sponsor, the Acquired Business and your and their respective officers, directors, employees, attorneys, accountants or other advisors, confidential information obtained by the Commitment Parties or any of their respective affiliates from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you, on the one hand, and or any of the Commitment Parties, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties and/or their respective affiliates have advised or are advising you on other matters and (b) you will not bring or otherwise assert any claim against any of the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty and agree that none of the Commitment Parties shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

Assignments and Amendments.

This Commitment Letter shall not be assignable by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent shall be null and void), and is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. Subject to the second paragraph of this Commitment Letter and the provisions under the heading “Syndication”, each Initial Lender may transfer and assign its commitment hereunder, in whole or in part, to any of its affiliates or to any prospective Lender (other than a Disqualified Person) in connection with the Primary Syndication, and after the Closing Date, such Initial Lender shall be released from the portion of its commitment hereunder that has been so transferred and assigned. For the avoidance of doubt and notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any assignment by any Initial Lender, (a) such Initial Lender shall not be relieved or novated from its obligations hereunder (including its obligation to fund the Credit Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Credit Facilities, including its commitments in respect thereof, until after the Closing Date, (b) no novation shall become effective with respect to all or any portion of any Initial Lender’s commitments in respect of the Credit Facilities until the initial funding of the Credit Facilities on the Closing Date, and (c) unless you agree in writing, the Initial Lenders shall retain exclusive control over all rights and obligations with respect to their commitments in respect of the Credit Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred.

This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and us. Subject to the second paragraph of this Commitment Letter, the Commitment Parties may perform the duties and activities described hereunder through any of their respective affiliates and the provisions of the paragraph entitled “Indemnity” shall apply with equal force and effect to any of such affiliates so performing any such duties or activities.

Counterparts and Governing Law.

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic (including “PDF”) transmission shall be effective as delivery of a manually executed counterpart hereof.

The laws of the State of New York shall govern all matters arising out of, in connection with or relating to this Commitment Letter, including, without limitation, its validity, interpretation, construction, performance and enforcement and any claims sounding in contract law or tort law arising out of the subject matter hereof.

Venue and Submission to Jurisdiction.

You and we consent and agree that the state or federal courts located in New York County, State of New York shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Fee Letter, any transaction relating hereto or thereto, any other financing related thereto, and any investigation, litigation, or proceeding in connection with, related to or arising out of any such matters, provided, that you acknowledge that any appeal from those courts may have to be heard by a court located outside of such jurisdiction; provided, however, that, the interpretation of any provision of the Acquisition Agreement referred to in this Commitment Letter, including the definition of “Material Adverse Effect” (as defined on Schedule I), whether such a “Material Adverse Effect” has occurred and of the condition described in Schedule I hereto relating to a “Material Adverse Effect”, and the determination of the accuracy of any Specified Acquisition Agreement Representations shall be governed by, and construed in accordance with, the laws of the state of Delaware. You and we expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

Waiver of Jury Trial.

THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS COMMITMENT LETTER, THE FEE LETTER, THE CREDIT FACILITIES AND ANY OTHER TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

Survival.

The provisions of this letter set forth under this heading and the headings “Syndication”, “Information”, “Expenses”, “Confidentiality”, “Indemnity”, “Assignments and Amendments”, “Counterparts and

Governing Law”, “Venue and Submission to Jurisdiction” and “Waiver of Jury Trial” shall survive the termination or expiration of this Commitment Letter and shall remain in full force and effect regardless of whether the Credit Facilities close or the Credit Facilities Documentation shall be executed and delivered; provided that in the event the Credit Facilities close or the Credit Facilities Documentation shall be executed and delivered, the provisions under the headings “Information”, “Indemnity” and “Expenses” shall terminate and the provision under the heading “Syndication” shall survive only until the earlier of (i) the completion of a Successful Syndication and (ii) 90 days after the Closing Date. Upon execution and delivery of the Credit Facilities Documentation, except as otherwise provided in the immediately preceding sentence, the provisions of this letter shall be superseded in their entirety by those set forth in the Credit Facilities Documentation.

Integration.

This Commitment Letter and the Fee Letter supersede any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and any of their affiliates as to the subject matter hereof, except with respect to GE Capital and GECM for the agreements set forth in the amended and restated letter agreement dated as of May 24, 2011 (the “Letter Agreement”) among GE Corporate Financial Services, Inc., GE Capital, GECM and Golden Gate Private Equity, Inc. and the Letter Agreement is not superseded, in any respect, by the terms of this Commitment Letter or the Fee Letter.

Patriot Act.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Lender may be required to obtain, verify and record information that identifies Borrower, which information includes the name, address, tax identification number and other information regarding Borrower that will allow such Lender to identify Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Lender.

Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to us on behalf of the Commitment Parties such signature pages by 5:00 p.m., California time on May 27, 2011. Unless extended in writing by the Commitment Parties, the commitments contained herein shall automatically expire on the first to occur of (a) the date and time referred to in the previous sentence unless you shall have executed and delivered a copy of this Commitment Letter and the Fee Letter, (b) 5:00 p.m. California time on November 24, 2011 and (c) the date on which the Acquisition Agreement shall be terminated.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Sincerely,

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ John M. Steidle
Name:	John M. Steidle
Title:	Duly Authorized Signatory

GE CAPITAL MARKETS, INC.

By:	/s/ Neal Sobol
Name:	Neal Sobol
Title:	Authorized Signatory

[Signature Page to Commitment Letter]

JEFFERIES FINANCE LLC

By:	/s/ E. J. Hess
Name:	E. J. Hess
Title:	Managing Director

[Signature Page to Commitment Letter]

AGREED AND ACCEPTED

THIS 24th DAY OF May, 2011.

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	Secretary

[Signature Page to Commitment Letter]

Exhibit A to Commitment Letter

$290.0 million Senior Secured Credit Facilities

Summary of Terms

May 24, 2011

This is the Term Sheet described as Exhibit A in that certain letter dated May 24, 2011, of which this Exhibit A is a part. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the letter referenced above.

Borrower:	Initially, Merger Sub; provided that immediately following the Acquisition, California Pizza Kitchen, Inc., a Delaware corporation, shall become the borrower (“Borrower”) as the survivor of either (i) the Long-Form Merger or (ii) the Short-Form Merger; immediately following the Acquisition all of the outstanding stock of Borrower will be held by CPK Holdings Inc. (“Holdings” and, together with its subsidiaries, the “Group Members”), all of the outstanding capital stock of which is controlled on the Closing Date directly or indirectly by Golden Gate Capital (“Sponsor”) and certain co-investors identified to the Initial Lenders; provided that Sponsor shall directly or indirectly own at least a majority of the capital stock of Holdings and shall hold at least a majority of the voting power of Holdings.

Guarantors:	Holdings and each of Borrower’s existing and subsequently acquired or formed direct and indirect domestic subsidiaries (other than any subsidiary the sole asset of which is a liquor license that cannot pursuant to its organizational documents or applicable law become a guarantor) (each, a “Subsidiary Guarantor” and collectively, the “Subsidiary Guarantors”; and together with Holdings, the “Guarantors”; the Guarantors together with the Borrower, the “Loan Parties”).

Administrative Agent:	General Electric Capital Corporation (“GE Capital” and, in such capacities, Agent”).

Initial Lenders:	GE Capital (and/or its subsidiaries and affiliates approved by the Borrower) and Jefferies Finance LLC (“Jefferies”, and together with GE Capital and such of its approved subsidiaries and affiliates, collectively, the “Initial Lenders”).

Joint Lead Arrangers and Joint Book-Running Managers:	GE Capital Markets, Inc. (“GECM”) and Jefferies (together with GECM, the “Arrangers”).

Lenders:	The Initial Lenders (including the subsidiaries and affiliates of GE Capital) and a syndicate of financial institutions arranged by the Arrangers in consultation with the Borrower for the portion not held by the Initial Lenders (including the subsidiaries and affiliates of GE Capital).

Credit Facilities:	$290.0 million in senior secured credit facilities (the “Credit Facilities”) consisting of the following:

Term Loan: A first lien senior secured term loan of $260.0 million (the “Term Loan”) will be advanced in one drawing on the Closing Date (as defined below) and have a term of six years and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loan with the balance payable on the sixth anniversary of the Closing Date; provided that the Credit Facilities Documentation shall provide the right of individual Lenders to agree to extend the maturity of their Term Loans upon the request of the Borrower and without the consent of any other Lender (and as further described under the heading “Voting” below); and provided, further, that the aggregate principal amount of the Term Loan shall be reduced by the Term Loan Reduction Amount (as described in Schedule I).

Amounts repaid on the Term Loan may not be reborrowed.

Revolving Credit Facility: A first lien senior secured revolving credit facility of $30.0 million (the “Revolving Credit Facility”) under which borrowings may be made from time to time during the period from the Closing Date until the fifth anniversary of the Closing Date; provided that the Credit Facilities Documentation shall provide the right of individual Lenders to agree to extend the maturity of their Revolving Loans upon the request of the Borrower and without the consent of any other Lender (and as further described under the heading “Voting” below).

A.

Letters of Credit. The entire amount of the Revolving Credit Facility will be available for the issuance of letters of credit (“Letters of Credit”) for the account of Borrower and the Subsidiary Guarantors and provided by GE Capital or another issuer acceptable to the Borrower (the “L/C Issuer”). No Letter of Credit will have a termination date that is later than (a) 5 days prior to the termination date of the Revolving Credit Facility and (b) other than through the operation of “evergreen provisions” (which shall in no event extend beyond the date referred to in clause (a) above), 1 year after the date of issuance. Any such Letters of Credit shall reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Notwithstanding anything to the contrary set forth herein, but subject to the maximum amount under the Revolving Credit Facility, Letters of Credit may be issued on the Closing Date in order to, among other things, backstop or replace letters of credit outstanding on the Closing Date under the Acquired Business’ existing credit facility.

B.	Swing Line Loans. $5.0 million of the Revolving Credit Facility will be available to Borrower for swing line loans from GE Capital. Except for purposes of calculating the Commitment Fee (as defined below), any such swing line loans shall reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.

Incremental Facility:	Borrower will have the right to increase the size of the Term Loan or add one or more incremental term loans (each, whether or not a separate tranche, an “Incremental Facility”) in an aggregate principal amount of $75.0 million (it being understood that no commitment of any existing Lender may be increased without the consent of such Lender); provided that certain customary conditions are satisfied, including the following:

(a) on a pro forma basis for the initial borrowing under any such Incremental Facility and the application of the proceeds therefrom, no default or event of default has occurred and is continuing and all Financial Performance Covenants would be satisfied;

(b) the final maturity date of any term loans incurred under any such Incremental Facility that is a separate tranche will be no earlier than the maturity date of the Term Loan and the weighted average life to maturity of such term loans will be no shorter than the weighted average life to maturity of the Term Loan;

(c) any term loans incurred under any such Incremental Facility that is a separate tranche will be subject to a “most favored nations” pricing provision that ensures that the initial yield on such term loans does not exceed the then-applicable margin on the Term Loan by more than 50 basis points (calculated inclusive of any interest rate margin, increases in LIBOR or Base Rate floors, original issue discount (with original issued discount being equated to interest based on assumed four-year life to maturity) and upfront fees paid to the Arrangers but exclusive of any arrangement or underwriting fee paid to any Commitment Party in connection with the Credit Facilities or arranger or underwriter of any Incremental Facility); and

(d) any Incremental Facility that is a separate tranche of term loans may have such other terms not inconsistent with clauses (b) and (c) above as may be agreed between Borrower, Agent and the Lenders providing such Incremental Facility.

Use of Proceeds:	The proceeds of the Credit Facilities on the Closing Date and advances under the Revolving Credit Facility made after the Closing Date (collectively, the “Loans”) will be used solely to (a) pay a portion of the consideration under the Acquisition Agreement (as defined below), (b) repay all funded indebtedness (other than indebtedness identified in the Acquisition Agreement to remain outstanding and other indebtedness to be agreed upon) of the Acquired Businesses, (c) to pay fees and expenses incurred in connection with the foregoing and with the Credit Facilities (the “Transaction Costs”) and (d) in the case of the Loans under the Revolving Credit Facility made after the Closing Date, for working capital and general corporate purposes (including permitted acquisitions, capital expenditures and permitted distributions). The Revolving Credit Facility shall remain undrawn (other than as set forth under “Letters of Credit” above) on the Closing Date; provided, that the Revolving Credit Facility may be drawn at closing as necessary to fund the amount of any required OID or upfront fees payable pursuant to the Fee Letter.

Interest:	Interest will be payable on the unpaid principal amount of all Loans under the Revolver Credit Facility at a rate per annum equal to, at the option of Borrower, (a) the Base Rate (as defined below) plus the Applicable Margin (as defined below), payable quarterly in arrears or (b) so long as no event of default then exists, the Eurodollar Rate (as defined below) plus the Applicable Margin. Interest on Base Rate loans will be payable quarterly. Interest on Revolving Loans that are LIBOR Rate loans will be payable at the end of the relevant interest period and at each three month interval therein. Interest on the Term Loan that are LIBOR Rate loans shall be payable on the last day of each calendar quarter and at the end of each interest period therein.

Interest will be payable on the unpaid principal amount of the Term Loan at a rate per annum equal to, at the option of Borrower, (a) the Base Rate (as defined below) plus the Applicable Margin (as defined below), payable quarterly in arrears or (b) so long as no event of default then exists, the Eurodollar Rate (as defined below) plus the Applicable Margin; payable at the end of the relevant interest period, but in any event, at least quarterly.

“Base Rate” means a floating rate of interest per annum equal to the highest of (a) the rate last quoted by The Wall Street Journal (or another national publication selected by the Agent) as the U.S. “Prime Rate,” (b) the federal funds rate plus 50 basis points and (c) the sum of the one month Eurodollar Rate (or the Eurodollar Rate floor, if applicable) plus 1%. “Eurodollar Rate” means, for each interest period, the greater of (i) 1.25 % per annum and (ii) the offered rate for deposits in

U.S. dollars in the London interbank market for the relevant interest period which is published by the British Bankers’ Association, and currently appears on Reuters Screen LIBOR01 Page, as of 11:00 a.m. (London time) on the day which is 2 business days prior to the first day of such interest period adjusted for reserve requirements. If no such offered rate exists, such rate will be the rate of interest per annum, as reasonably determined by the Agent, at which deposits of U.S. dollars in immediately available funds are offered at 11:00 AM (London, England time) 2 business days prior to the first day in such interest period by major financial institutions reasonably satisfactory to the Agent in the London interbank market for such interest period for an amount equal or comparable to the principal amount on such date of determination. When selecting the Eurodollar Rate option, Borrower will be entitled to choose 1, 2, 3 or 6 month (or, to the extent available to all relevant Lenders, 9 or 12 month) interest periods; provided that Borrower may not select any interest period of more than 1 month until the earlier of (a) the date which is 90 days after the Closing Date and (b) the completion of a Successful Syndication (as defined in the Fee Letter).

All interest will be calculated based on a 360-day year (or, in the case of Base Rate Loans calculated by reference to the prime rate, a 365/366-day year) and actual days elapsed. The Credit Facilities Documentation will set forth appropriate and customary detail describing the exact method of calculation and relevant reserve requirements for the interest rates referred to above as well as Eurodollar Rate breakage provisions, Eurodollar Rate borrowing mechanics and other Eurodollar Rate definitions.

The “Applicable Margin” (on a per annum basis) means:

(a) with respect to the Term Loan, 3.25% per annum, in the case of Base Rate Loans, and 4.25% per annum, in the case of Eurodollar Rate Loans;

(b) with respect to Loans under the Revolving Credit Facility, 3.25% per annum, in the case of Base Rate Loans, and 4.25% per annum, in the case of Eurodollar Rate Loans.

Default Rate:	From and after the occurrence of a payment or bankruptcy event of default, all overdue principal, interest, fees and other amounts under the Credit Facilities Documentation shall bear interest at the applicable interest rate (including those obligations which are determined by reference to the rate applicable to any other obligation) plus 2% per annum and the Letter of Credit Fee (as defined below) shall be increased by two percent (2%) per annum in excess of the Letter of Credit Fee (as defined below) otherwise applicable.

Interest Rate Protection:	Borrower shall obtain, within a time period to be agreed following the Closing Date, interest rate protection agreements on terms and with counterparties reasonably satisfactory to Agent in effect for the three years following the Closing Date covering a notional amount that equals at least 50% of the aggregate principal amount of the Term Loan, any term loan Incremental Facilities and Second Lien Term Loans, if any.

Fees:	In addition to the fees payable to Agent and Initial Lenders as specified in the Fee Letter, Borrower shall pay the following fees:

A fee of one half percent (0.50%) per annum of the average daily balance of the unused portion of the Revolving Credit Facility will be payable to the Revolver Agent for the account of each of the Lenders under the Revolving Credit Facility, quarterly in arrears (the “Commitment Fee”).

A Letter of Credit fee (the “Letter of Credit Fee”) will be payable on the average daily issued but undrawn face amount of all outstanding Letters of Credit at a rate per annum equal to the Applicable Margin for Loans under the Revolving Credit Facility bearing interest based on the Eurodollar Rate. Such fee will be due and payable to Revolver Agent for the account of the respective Lenders under the Revolving Credit Facility, quarterly in arrears.

Customary letter of credit fees to each L/C Issuer upon the issuance, amendment or extension of letters of credit at the prevailing rates. Such fees will be due and payable to the Revolver Agent, for the account of the L/C Issuer or L/C Issuers, as the case may be, in respect of such letter of credit.

Borrower shall also pay certain fees, documentary and processing charges to each issuer of Letters of Credit as separately agreed with such issuer or in accordance with such issuer’s standard schedule at the time of determination thereof.

All fees will be calculated based on a 360-day year and actual days elapsed.

Prepayments and Commitment Reductions:	Borrower shall make the following mandatory prepayments (subject to certain basket amounts and exceptions to be negotiated in the Credit Facilities Documentation):

(a) Excess Cash Flow. Prepayments in an amount equal to 50% of Excess Cash Flow (to be defined in a manner consistent with the Documentation Principles, and in any event, giving dollar-for-dollar credit for voluntary prepayments to the Term Loan and the Revolving Credit Facility, to the extent such prepayment of the Revolving Credit Facility is accompanied by a permanent and concurrent commitment reduction thereunder) for each fiscal year of the Borrower (commencing with the first full fiscal year following the Closing Date), with a reduction to 25% of Excess Cash Flow to be agreed upon based upon achievement and maintenance of a rent adjusted leverage ratio below 3.50:1.00.

(b) Debt Issuances. Prepayments in an amount equal to 100% of the net cash proceeds of issuances or incurrences of debt obligations of Holdings, Borrower and its subsidiaries (with customary exceptions, and other exceptions to be mutually agreed upon).

(c) Asset Sales. Prepayments in an amount equal to 100% of the net cash proceeds of the sale or other disposition of any property or assets of Holdings, Borrower or its subsidiaries (including insurance and condemnation proceeds but excluding any proceeds from the disposition of real property owned by the Acquired Business on the date of the Commitment Letter), subject to thresholds and customary reinvestment provisions and other exceptions to be determined.

Mandatory prepayments will be applied to the outstanding Loans: first, to amortization payments thereof in direct order of maturity to the next four scheduled amortization payments and thereafter ratably to the remaining installments of the Term Loan, next to the outstanding principal balance of Revolving Loans under the Revolving Credit Facility, without a permanent reduction to the Revolving Credit Facility, and then to cash collateralize Letters of Credit.

Mandatory prepayments shall be accompanied by (A) accrued interest on the amount prepaid to the date of prepayment, and (B) any breakage costs in connection with any prepayments of Eurodollar Rate Loans.

Voluntary prepayments of the Loans and voluntary reductions of the unutilized portion of the commitments under the Revolving Credit Facility will be permitted at any time, without premium or penalty, provided that Borrower’s voluntary prepayments are accompanied by (A) accrued interest on the amount prepaid to the date of prepayment, and (B) any breakage costs in connection with any voluntary prepayments of Eurodollar Rate Loans.

Voluntary prepayments will be applied to the Term Loan or the Revolving Credit Facility, as directed by the Borrower.

Collateral:	All obligations of Borrower under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with or supported by Agent or an entity that is a Lender at the time such arrangements are entered into (or any affiliate of the foregoing) and of the Guarantors under the guarantees will be secured by a first priority perfected security interest in substantially all existing and after-acquired personal property of Borrower and each Guarantor, including, without limitation, 100% of the outstanding equity interests in their subsidiaries (limited in the case of first-tier foreign subsidiaries of the Loan Parties to 66% of the voting stock) (the “Collateral”).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any fee owned real property and any leasehold interests, (ii) motor vehicles and other assets subject to certificates of title (including, for the avoidance of doubt, the corporate jet owned by CPK on the date of the Commitment Letter), letter of credit rights to the extent not constituting supporting obligations and commercial tort claims less than an amount to be agreed, (iii) licenses, instruments, leases and agreements to the extent and so long as such a pledge would violate the terms thereof or applicable law, rule or regulation, but only, to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC, bankruptcy code or any other requirement of law (iv) interests in joint ventures which cannot be pledged pursuant to the terms of such interests, (v) those assets as to which the Administrative Agent and the Borrower reasonably determine that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby and (vi) other exceptions to be mutually agreed upon or that are usual and customary for facilities of this type consistent with the Documentation Principles. In furtherance of the foregoing, in no event shall any Loan Party be required to enter into any control agreements with respect to any deposit, securities or commodities accounts prior to the occurrence of any Event of Default. The Collateral will be free and clear of other liens, claims, and encumbrances, except permitted liens and encumbrances to be set forth in the Credit Facilities Documentation and consistent with the Documentation Principles.

Conditions Precedent to Closing:	Solely the conditions set forth in the Commitment Letter under the heading “Conditions” and in Schedule I hereto (all of which conditions are subject to the Funding Conditions Provision); the date upon which the Acquisition is consummated and the initial funding of the Loans occurs, the “Closing Date”).

Conditions Precedent to each

Extension of Credit under the

Credit Facilities:	Subject, in the case of the initial extension of credit under the Credit Facilities, to the Funding Conditions Provision, with respect to borrowings under the Revolving Credit Facility, all of the representations and warranties in the Credit Facilities Documentation shall be true and correct in all material respects; no default or event of default shall be continuing; and delivery of any relevant borrowing notices or letter of credit requests.

Representations and Warranties:	The Credit Facilities Documentation shall contain only the following representations and warranties (subject, in the case of each of the succeeding representations and warranties, to qualifications, exceptions and limitations for materiality consistent with the Documentation Principles):

Valid existence, compliance with law, power to execute, authorization, execution and enforceability of the Credit Facilities Documentation and certain related documents (and accuracy of representations and warranties thereunder, status of obligations under the Credit Facilities as “senior debt” and no conflict thereof with material agreements or applicable law), ownership of the Group Members, accuracy of financial statements, absence of material adverse effect, solvency, absence of material litigation, taxes, compliance with margin regulations, absence of defaults, inapplicability of Investment Company Act, U.S. Patriot Act, insurance, labor matters, ERISA, environmental matters, necessary rights to intellectual property, title to and ownership of properties and accuracy of all information provided in all material respects.

Affirmative Covenants:	The Credit Facilities Documentation shall contain only the following affirmative covenants (all with customary materiality qualifiers, exceptions and limitations to be mutually agreed upon and consistent with the Documentation Principles):

Preservation of corporate existence, compliance with laws (including environmental laws), payment of taxes and other claims resulting in liens, maintenance of properties, permits, insurance and books and records, access to books and records and visitation rights, use of proceeds, further assurances (including provision of additional collateral and guaranties consistent with the paragraph above entitled “Collateral”) and maintenance of Moody’s and S&P ratings without regard to the level of such ratings.

Financial Performance Covenants:	The Credit Facilities Documentation shall contain only the following financial performance covenants (the “Financial Performance Covenants”):

(a) minimum fixed charge coverage ratio; and

(b) maximum rent adjusted leverage ratio (to be defined as total funded debt plus 8x consolidated cash rental expense minus unrestricted cash and cash equivalents greater than $3,000,000 to consolidated EBITDAR).

With respect to the Financial Performance Covenants (i) the financial definitions and applicable levels and ratios shall be agreed upon and consistent with the Documentation Principles, (ii) accounting terms to be interpreted, and all accounting determinations and computations shall be made, in accordance with generally accepted accounting principles in the United States in effect as of the Closing Date (and, for the avoidance of doubt, obligations in respect of operating leases shall not be treated as indebtedness for any purpose), (iii) covenant levels shall be set with at least a 25% cushion to projected EBITDA (or EBITDAR, as applicable) levels reflected in the Sponsor’s financial model previously provided to the Arrangers, (iv) any sale-leaseback by the Borrower of any restaurants owned on the date of the Commitment Letter shall result in a pro forma adjustment to EBITDA in any applicable test period to give effect to such transaction and (v) both maintenance and growth capital expenditures shall be included in the calculation of fixed charges for purposes of the fixed charge coverage ratio.

Each Financial Performance Covenant shall be tested quarterly on a trailing twelve-month basis as of the last day of the applicable testing period and starting with the end of the first full fiscal quarter following the Closing Date.

For purposes of determining compliance with the Financial Performance Covenants, any cash equity contribution to Borrower (funded with proceeds of common equity or other equity having terms reasonably acceptable to Agent) after the Closing Date and on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for a fiscal quarter will, at the irrevocable election of Borrower, be included in the calculation of EBITDA and EBITDAR solely for the purposes of determining compliance with the Financial Performance Covenants at the end of such fiscal quarter and any subsequent period that includes such fiscal quarter (any such equity contribution so included in the calculation of EBITDA and EBITDAR, a “Specified Equity Contribution”); provided that (a) in each consecutive four fiscal quarter period there will be at least two fiscal quarters in which no Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution will be no greater than the amount required to cause Borrower to be in compliance with the Financial Performance Covenants, (c) all Specified Equity Contributions will be disregarded for purposes of the calculation of EBITDA and EBITDAR for all other purposes, including calculating basket levels and other items governed by reference to EBITDA and EBITDAR and (d) there shall be no more than four (4) Specified Equity Contributions made in the aggregate after the Closing Date.

Reporting Requirements:	The Credit Facilities Documentation shall contain the following financial and other reporting requirements (all with customary materiality qualifiers, exceptions and limitations to be mutually agreed upon and consistent with the Documentation Principles):

Delivery of annual financial statements within 120 days after each fiscal year end (provided that Borrower shall have 150 days to deliver the first annual financial statements after the Closing Date); delivery of quarterly financial statements within 45 days after each fiscal quarter end (provided that Borrower shall have 90 days to delivery the first quarterly financial statements after the Closing Date); delivery of management letters; delivery of an annual budget (including assumptions made in the build-up of such budget); copies of certain reports sent to other parties and with respect to defaults, mandatory prepayment events, litigation, ERISA or environmental events and other information reasonably requested by the Administrative Agent.

Negative Covenants:	The Credit Facilities Documentation shall contain only the following negative covenants (which shall be subject to customary materiality qualifiers, exceptions, qualifications and baskets to be mutually agreed upon and consistent with the Documentation Principles):

Limitations on indebtedness (including guaranties and speculative hedging transactions and providing for the ability to incur the Second Lien Term Loans, if any, on the Closing Date), liens, investments (including loans), asset dispositions (but there shall be no restrictions on sale and leaseback transactions of the restaurants owned by the Acquired Business on the date of the Commitment Letter), restricted payments (including dividends, redemptions and repurchases with respect to capital stock, cancellation of debt), prepayments of indebtedness (including redemptions and repurchases), fundamental corporate changes (including limitations on mergers, consolidations, acquisitions, joint ventures), changes in nature of business, transactions with affiliates, liens, investments or restricted payments, modifications of constituent documents and documents governing certain indebtedness, changes in accounting treatment, change in fiscal year, activities of Holdings and compliance with margin regulations and ERISA and environmental laws.

Events of Default:	The Credit Facilities Documentation shall contain only the following events of default (with grace and cure periods and materiality thresholds to be mutually agreed upon and consistent with the Documentation Principles):

nonpayment of principal when due; nonpayment of interest and fees within 5 business days of when due and nonpayment of other amounts within 15 days of when due; representations and warranties incorrect in any material respect when made or deemed made; failure to comply with covenants in the Credit Facilities Documentation; cross-default to other indebtedness; failure to satisfy or stay execution of judgments; bankruptcy or insolvency; actual or asserted invalidity or impairment of any part of the Credit Facilities Documentation (including the failure of any lien on a material portion of the Collateral to remain perfected (subject to the Funding Conditions Provision and the provisions set forth under “Collateral”)); and change of ownership or control.

Voting	Amendments, waivers and other modifications to the Credit Facilities Documentation shall require the consent of Lenders holding more than 50% of total commitments and/or Loans (“Requisite Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to changes that customarily require such consent, including: (i) increases in commitments, (ii) reductions of principal, interest or fees, (iii) extensions of scheduled amortization or final maturity and (iv) releases of all or substantially all of the Collateral or all or substantially all of the value of the guarantees of the Guarantors and (b) the consent of Lenders holding more than 50% of any class of Loans shall be required with respect to certain amendments, waivers or modifications that by their terms affect certain rights of such class.

Notwithstanding anything to the contrary set forth herein, the Credit Facilities Documentation shall provide that the Borrower may at any time and from time to time request that all or a portion of any loans of the Borrower be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such loans (any such loans which have been so converted, “Extended Loans”) and upon such request of the Borrower any individual Lender shall have the right to agree to extend the maturity date of its commitments under the Revolving Facility and outstanding Revolving Loans or Term Loans without the consent of any other Lender; provided that all such requests shall be made pro rata to all Lenders within the applicable relevant class. The terms of Extended Loans shall be substantially similar to the loans of the existing class from which they are converted except for interest rates, fees, amortization, final maturity date, provisions requiring optional and mandatory prepayments to be directed first to the nonextended loans prior to being applied to Extended Loans and certain other customary provisions to be agreed.

The Credit Facilities Documentation shall provide for the amendment (or amendment and restatement) of the Credit Facilities Documentation (a) to add one or more additional or replacement credit facilities thereto and changes related thereto, and (b) to provide for revolving credit facilities or term loans replacing all or a portion of the Credit Facilities, subject to customary limitations, with the consent of the Borrower and the Lenders providing such replacement loans and, in connection with any of the foregoing, the right of the Borrower to prepay the outstanding loans, terminate the commitments or require the applicable Lenders to assign their loans and/or commitments to the providers of any replacement credit facility or loans.

Non-pro rata payments and distributions will be permitted in connection with permitted debt buyback and “amend and extend” transactions.

Expenses:	Borrower and each Guarantor shall pay or reimburse each Commitment Party for all reasonable and documented costs and expenses incurred by such Commitment Party (including reasonable and documented attorneys’ fees and expenses for “Counsel to Agent” identified herein and any other counsel approved by Sponsor or Borrower (such approval not to be unreasonably withheld or delayed) in connection with (a) the preparation, negotiation and execution of the Credit Facilities Documentation, (b) the syndication and funding of the Credit Facilities (including Intralinks® or expenses of a similar service) and the issuance of Letters of Credit, (c) the creation, perfection and protection of the liens on the Collateral (including all search, filing and recording fees) and (d) the on-going administration of the Credit Facilities Documentation (including the preparation, negotiation and execution of any amendments, consents, waivers, assignments, restatements or supplements thereto).

In addition, Borrower and each Guarantor further agrees to pay or reimburse Agent, Revolver Agent and each of the Lenders and issuers of Letters of Credit for all reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with (i) the enforcement of the Credit Facilities Documentation; (ii) any refinancing or restructuring of the Credit Facilities in the nature of a “work-out” or any insolvency or bankruptcy proceeding; and (iii) any legal proceeding relating to or arising out of the Credit Facilities, the Acquisition or the other transactions contemplated by the Credit Facilities Documentation.

Miscellaneous:	The Credit Facilities Documentation will include (in a form consistent with the Documentation Principles) (a) standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs, withholding taxes, illegality and Eurodollar Rate breakage costs), (b) a waiver of consequential and punitive damages and right to a jury trial, (c) customary agency, set-off and sharing language, (d) customary defaulting lender provisions, (e) customary yank-a-bank and lender replacement provisions and (f) other provisions as are usual and customary for facilities of this kind (including indemnity and expense provisions).

Assignments and Participations:	Lenders will be permitted to make assignments in a minimum amount of $1 million (unless such assignment is of a Lender’s entire interest in a particular tranche of the Credit Facilities) to other financial institutions with the consent of Agent and, so long as no event of default has occurred and is continuing, the consent of Borrower, which consents shall not be unreasonably withheld or delayed; provided however, that the consent of Borrower shall not be required in connection with assignments to other Lenders (or to affiliates or approved funds of Lenders) and the consent of Borrower will be deemed to have been given if Borrower has not responded within five business days of a request for such consent; provided, further, that, the consent of the Borrower will always be required for assignments and participations to Disqualified Persons. All assignments of a Lender’s interest in the Credit Facilities will be made via an electronic settlement system designated by Agent. An assignment fee of $3,500 shall be payable to Agent upon the effectiveness of any such assignment (except in respect of assignments by Jefferies).

Sponsor and its affiliates, other than Borrower, Guarantors and their Subsidiaries (“Affiliate Lenders”) may purchase Loans at negotiated prices on a non-pro rata basis through (i) open market purchases and/or (ii) Dutch auction or similar procedures to be agreed that are offered to all Lenders holding the class of Loans to be purchased on a pro rata basis in accordance with customary procedures to be agreed, subject to the following provisions:

(a) The aggregate principal amount of the Loans held by Affiliate Lenders shall not exceed 20% of the principal balance of the Term Loans outstanding as of the date of the last purchase of Loans by Affiliate Lenders;

(b) Affiliate Lenders may purchase only Term Loans and not Revolving Loans;

(c) Affiliate Lenders will not be permitted to vote on matters submitted to Lenders for consideration; provided that the commitments of any Affiliate Lender shall not be increased, the due dates for payments of interest and scheduled amortization (including at maturity) owed to any Affiliate Lender will not be extended and the amounts owing to any Affiliate Lender will not be reduced without the consent of such Affiliate Lender; provided further, that Affiliate Lenders shall be permitted to vote on any matter that adversely affects any Affiliate Lender as compared to other Lenders);

(d) Affiliate Lenders may be excluded from Lender meetings and will not receive information provided solely to Lenders by Agent or any Lender; and

(e) If Borrower or any Guarantor is the subject of an insolvency proceeding, Affiliate Lenders shall grant to Agent a power of attorney, giving Agent the right to vote the Affiliate Lenders’ claims in bankruptcy on all matters submitted to the Lenders for a vote, and Agent shall vote such claims in the same proportion, for and against, as votes were cast on each matter by Lenders that are not Affiliate Lenders.

Notwithstanding anything to the contrary set forth herein, it is understood and agreed that no Affiliate Lenders shall be required to make any representation that it is not in possession of material non-public information with respect to Holdings and its subsidiaries or their respective securities and all parties to the relevant transactions shall render customary “big-boy” disclaimer letters or any such disclaimers shall be incorporated into the terms of the Credit Facilities Documentation.

Buybacks:	Borrower shall have the right, at its option, to repurchase Loans at negotiated prices on a non-pro rata basis through (i) open market purchases and/or (ii) Dutch auction or similar procedures to be agreed in the case of each of clauses (i) and (ii) that are offered to all Lenders holding the class of Loans to be purchased on a pro rata basis in accordance with customary procedures to be agreed subject to the following conditions: (a) no default or event of default shall have occurred or be continuing, (b) all such Term Loans so acquired shall be immediately cancelled and (c) the Revolving Credit Facility shall remain unfunded immediately after giving effect to any such repurchase.

Equity Co-Invest	Sponsor will consider giving (but not be obligated to give) GE Capital (or an affiliate designated by GE Capital) the right to invest up to $5.0 million in common (or non-disqualified preferred) stock of Holdings on terms substantially the same as those on which Sponsor makes its investment in Holdings.

Governing Law and Submission to Jurisdiction:	New York

Counsel to Agent:	Gibson, Dunn & Crutcher LLP

SCHEDULE I

to

Summary of Terms

Conditions to Closing

The availability of each of the Credit Facilities, in addition to the conditions set forth in the Commitment Letter and Exhibit A thereto, shall be subject to the satisfaction of the following additional conditions:

1. Acquisition. The Agreement and Plan of Merger by and among CPK Holdings Inc., CPK Merger Sub Inc. and California Pizza Kitchen, Inc. dated as of May 24, 2011 (the “Acquisition Agreement”), and the exhibits and disclosure schedules thereto, shall be in form and substance reasonably satisfactory to the Initial Lenders (it being agreed that the execution version of the Acquisition Agreement dated as of May 24, 2011, and the exhibits and disclosure schedules thereto, each provided to the Initial Lenders on May 24, 2011 at 7:33 p.m. Pacific time, are satisfactory to it). All conditions precedent to the Acquisition shall have been met (or waived with the consent of the Initial Lenders) and the Acquisition (including the applicable Merger) shall have been consummated in accordance with the terms of the Acquisition Agreement (without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the Lenders without the consent of the Initial Lenders).

2. Equity and Debt Structure. The Initial Lenders shall have received evidence that Sponsor and certain co-investors identified to the Initial Lenders have made a cash equity contribution equal to at least 30% of total pro forma net capitalization of the Borrower (calculated as all funded debt on the Closing Date plus the cash equity contribution minus cash and cash equivalents but excluding borrowings under the Revolving Credit Facility and increased Term Loans used to fund any OID resulting from any “market flex”), and that all of such cash has been contributed to Borrower and applied to the payment of consideration for the Acquisition and related Transaction Costs. Any equity received by Holdings shall be in the form of common equity or non-disqualified preferred stock. As of the closing and after giving effect thereto, Holdings, the Borrower and its subsidiaries shall have no indebtedness, other than (i) the Credit Facilities, (ii) indebtedness specifically identified in the Acquisition Agreement that will remain outstanding after giving effect to the Acquisition, (iii) the Second Lien Term Loans, if any, and (iv) other indebtedness in amount and on terms, including, without limitation, extent of subordination, absence of security or guarantees, amortization, limitations on remedies and acceleration, covenants, events of default, interest rate and other intercreditor arrangements that shall have been approved by the Agent (such approval not to be unreasonably withheld).

3. Receipt of Historical Financial Statements. Agent shall have received (a) audited financial statements of Borrower and its subsidiaries for the fiscal period(s) ending January 2, 2011 and (b) any unaudited quarterly financial statements of Borrower and its subsidiaries for each subsequent fiscal quarter ended at least 45 days before the Closing Date; provided, that the filing of the required financial statements referenced in clauses (a) and (b) above with the Securities and Exchange Commission on Form 10-K or Form 10-Q by the Borrower on or prior to the Closing Date will satisfy the foregoing requirements (it being agreed that, as of the date hereof, the Agent has received the financial statements referenced in clause (a) above and the financial statements referenced in clause (b) above through the fiscal quarter ended April 3, 2011).

4. Receipt of Pro Forma Financial Statements and Business Plan. The Initial Lenders shall have received (a) a pro forma estimated balance sheet of Holdings and its subsidiaries at the Closing Date after giving effect to the Acquisition and the other transactions contemplated thereby and (b)

Holdings’ business plan which shall include a financial forecast on an annual basis through the sixth anniversary of the Closing Date prepared by Holdings (it being agreed that, as of the date hereof, the Initial Lenders have received the financial statements and business plan required by clauses (a) and (b) above).

5. Maximum Leverage. The ratio of (a) funded debt of Holdings and its consolidated subsidiaries as of the Closing Date (excluding borrowings under the Revolving Credit Facility and increased Term Loans used to fund any OID resulting from any “market flex”) to (b) EBITDA (calculated as net income plus (i) interest and financing charges, (ii) provision for income taxes, (iii) depreciation and amortization, (iv) write-down of impaired assets, (v) litigation and settlement costs, (vi) pre-opening costs, (vii) stock based compensation, (viii) store closure expenses, (ix) transaction related costs and (x) any one-time non-recurring costs) for the most recent four fiscal quarter period for which financial statements have been filed with the SEC shall not exceed 5.4 to 1 (the “Closing Leverage Condition”) (it being understood and agreed that (x) when calculating the foregoing Closing Leverage Condition, there shall first be assumed to be aggregate indebtedness under the Term Loan equal $260.0 million and aggregate indebtedness under the Second Lien Term Loans equal to $75.0 million, (y), in the event that the calculation described in clause (x) does not result in a satisfaction of the Closing Leverage Condition, the Closing Leverage Condition for the purpose of determining satisfaction of the condition precedent set forth in this sentence shall be calculated giving pro forma effect (without duplication) to the reduction of aggregate funded debt by an aggregate principal amount such that, immediately after giving effect to such reduction, the Closing Leverage Condition shall be satisfied (such amount, the “Reduction Amount”); provided that (A) in the event the Second Lien Term Loans will not be funded on the Closing Date, the principal amount of the Term Loan shall be reduced by the Reduction Amount and (B) in the event that the Second Lien Term Loans will be funded on the Closing Date, the principal amount of the Term Loan and the Second Lien Term Loans will be reduced on a pro rata basis (any such reduction of the Term Loan described in clauses (A) and (B), the “Term Loan Reduction Amount”)) and (z) any borrowing of Revolving Loans on the Closing Date or any increase in the amount of Term Loans to fund OID or upfront fees shall be excluded from indebtedness for purposes of this calculation).

6. Evidence of Solvency. The Arrangers shall have received a solvency certificate from the chief executive officer or chief financial officer of the Borrower in substantially the form attached hereto as Annex A.

7. No Material Adverse Effect. (i) Since January 2, 2011, except as (a) disclosed in the Company SEC Filings (as defined in the Acquisition Agreement) filed after January 2, 2011 and prior to the date of the Acquisition Agreement, (b) contemplated by, or as disclosed pursuant to, the Acquisition Agreement or (c) set forth in Section 4.09 of the Company Disclosure Letter (as defined in the Acquisition Agreement), there has not been any Material Adverse Effect of a type described in clause (a) of the definition thereof and (ii) since the date of the Commitment Letter there has not been a Material Adverse Effect that would prevent the consummation by the Company of the Merger. “Material Adverse Effect” means any change, circumstance, effect, event or occurrence that individually or in the aggregate with all other changes, circumstances, effects, events or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect for purposes of this clause (a): any change, circumstance, effect, event or occurrence directly arises out of or directly results from (i) general economic, credit, capital or financial markets or political or social conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii)

any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of the Acquisition Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) and other applicable accounting rules (including the accounting rules and regulations of the SEC) which is proposed, approved or enacted on or after the date of the Acquisition Agreement, (v) general conditions in the industries in which the Company and the Company Subsidiaries primarily operate, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Acquisition Agreement, or changes after the date of the Acquisition Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may, unless otherwise excepted by this definition, be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), (vii) the announcement and pendency of the Acquisition Agreement and the transactions contemplated hereby, (viii) any action taken by the Company or the Company Subsidiaries at Holdings’ written request or otherwise required by the Acquisition Agreement, (ix) non-cash compensation expense to the extent resulting from modifications to the terms of outstanding Company Stock Options to permit net share (i.e., “cashless”) settlement thereof, or (x) the identity of, or any facts or circumstances relating to Holdings, Merger Sub or their respective Affiliates, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), or (b) prevents or materially impedes, hinders or delays the consummation by the Company of the Offer, Merger or any of the other transactions contemplated by the Acquisition Agreement on a timely basis.

In addition, for purposes of this item 7, (i) “Company” means California Pizza Kitchen, Inc., a Delaware corporation; (ii) “Company Subsidiaries” means the subsidiaries of the Company; (iii) “Law” means any federal, state, local, foreign or international law, statute, code, ordinance, rule, regulation, common law, treaty, order, judgment, writ, stipulation, award, injunction or decree; (iv) “GAAP” means generally accepted accounting principles as applied in the United States; (v) “SEC” means the Securities and Exchange Commission; (vi) “Company Common Stock” means common stock, par value $0.01 per share, of the Company; (vii) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; (viii) “Offer” means the tender offer by Merger Sub to purchase all outstanding shares of Company Common Stock on the terms and subject to the conditions in the Acquisition Agreement; (ix) “Merger” means the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation upon the terms and subject to the conditions in the Acquisition Agreement; (x) “Company Stock Options” means an option to purchase Company Common Stock granted pursuant to any Company Stock Plan; (xi) “Company Stock Plans” means the California Pizza Kitchen, Inc. 1998 Stock-Based Incentive Compensation Plan, as amended and the California Pizza Kitchen, Inc. 2004 Omnibus Incentive Compensation Plan, as amended; and (xii) a “Subsidiary” of any person means (i) any corporation of which a majority of the equity interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such person and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

8. Documentation and Other Customary Deliveries. Subject to the Funding Conditions Provision, the delivery of the following closing documents: lien, litigation and tax searches, customary legal opinions, corporate records and documents from public officials (including organizational documents of Holdings, the Borrower and each entity that comprises the Acquired Business certified by the state of organization where applicable), customary evidence of authorization, customary closing officers’ certificates, information from Holdings, each of the Borrower and each entity comprising the Acquired Business requested by the Agent or any Lender that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including without limitation, the Patriot Act (delivered at least five business days prior to the Closing Date).

Annex A

Form of Solvency Certificate

[—], 2011

This Solvency Certificate is being executed and delivered pursuant to Section [—] of that certain [—]1 (the “Credit Agreement”; the terms defined therein being used herein as therein defined).

I, [—], the [Chief Financial Officer][Chief Executive Officer] of the Borrower, in such capacity and not in an individual capacity, hereby certify that I am the [Chief Financial Officer][Chief Executive Officer] of the Borrower and that I am generally familiar with the businesses and assets of the Borrower and its Subsidiaries (taken as a whole), I have made such other investigations and inquiries as I have deemed appropriate and am duly authorized to execute this Solvency Certificate on behalf of the Borrower pursuant to the Credit Agreement.

I further certify, in my capacity as [Chief Financial Officer][Chief Executive Officer] of the Borrower, and not in my individual capacity, as of the date hereof and after giving effect to the Acquisition and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and any other funded indebtedness incurred to consummate the Acquisition, that, (i) the fair value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of the Borrower and its Subsidiaries, on a consolidated basis; (ii) the present fair saleable value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries, on a consolidated basis, on their debts and liabilities as they become absolute and matured; (iii) the Borrower and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the Borrower’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital; and (iv) the Borrower and its Subsidiaries do not intend to, and do not believe that they will, incur debts or liabilities, on a consolidated basis, beyond their ability to pay such debts and liabilities as they mature. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

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[1]	Describe Credit Agreement

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

[BORROWER]

By:
Name: [ ]
Title: [Chief Financial Officer][Chief Executive Officer]

I-6